United States securities and exchange commission logo





                            September 11, 2023

       Bannor Michael Macgregor
       Chief Executive Officer
       American Picture House Corp
       555 Madison Avenue 5FL
       New York, NY 10022

                                                        Re: American Picture
House Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed August 15,
2023
                                                            File No. 000-56586

       Dear Bannor Michael Macgregor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Business
       Business Overview, page 3

   1. We note that the only revenues you have generated during the financial periods presented are consulting
revenues. Please revise this section to include a description of the consulting services you
offer.
   2.                                                   We note your disclosure
that the Company   s management, board of directors and advisors
                                                        have relationships with
major studios, streaming services leading talent agencies, and proven foreign sales
companies. Please provide more detail regarding these relationships, including whether the
Company has entered into any related agreements.
   3.                                                   Please clarify how the
Company   s management and advisors will use certain IP assets to
                                                        "limit risk" and
"guarantee greater profitability."
 Bannor Michael Macgregor
FirstName LastNameBannor
American Picture House CorpMichael Macgregor
Comapany 11,
September NameAmerican
              2023        Picture House Corp
September
Page 2    11, 2023 Page 2
FirstName LastName
Intellectual Properties, page 5

4. We note your disclosure that you own a portfolio of intellectual properties and option rights for several screenplays, a portion of the beneficial ownership to the feature film Buffaloed, and that you are currently in production of Devil's Half Acre. Please revise to clarify the status of production for Devil's Half Acre and the other screenplays for which you have ownership rights, and explain the nature of your beneficial ownership rights.
Risk Factors
Risks Related to the Company's Common Shares, page 13

5. Revise to include a risk factor discussing the different authorized classes of stock, including the nature of the disparate voting rights, number of votes per share to which each class is entitled and the potential dilution to common stock holders upon conversion of the Series A preferred stock.
Our largest shareholder, officer, and director, Bannor Michael MacGregor..., page 15

6. It appears that you have only included the heading for this risk factor. Please revise to include the body of the risk factor, including a reference to the Series A preferred stock owned by Mr. MacGregor and his respective voting rights.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022, page 19

7. Please describe the change in the circumstances since your revenue recognition that resulted in your determination that the collection of $193,932 from a customer is uncertain or improbable.
Security Ownership of Certain Beneficial Owners and Management, page 27

8. Revise the line item for Mr. MacGregor to also include the shares held by the Noah
         Morgan Private Family Trust.
Board of Directors, page 31

9. Revise to specifically identify each director that is independent under the independence standards applicable to you. Refer to Item 407(a)(1) of Regulation
S-K.
Executive Compensation, page 32

10. Revise to include the disclosure required by Item 402(m)-(r) of Regulation S-K. In this regard, it appears that Mr. MacGregor is entitled to compensation pursuant to his
         Consulting Agreement filed as Exhibit 10.1 to this registration statement. Revise to describe such agreement in your filing and clarify whether your other executive officers
 Bannor Michael Macgregor
FirstName LastNameBannor
American Picture House CorpMichael Macgregor
Comapany 11,
September NameAmerican
              2023        Picture House Corp
September
Page 3    11, 2023 Page 3
FirstName LastName
         have entered into consulting agreements with the company. If so, file such agreements as exhibits to the registration statement and describe the agreements in your filing.
Certain Relationships and Related Transactions, and Director Independence, page
32

11. Revise to include the disclosure required by Item 404 of Regulation S-K. In this regard, we note you have several references to related party transactions throughout your filing, but you have not included any disclosure under this item.
Market Price of Dividends on the Registrant's Common Equity and Related Shareholder Matters
Market Information, page 33

12. Disclose that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. Refer to Item 201(a)(ii) of Regulation S-K.
Equity Compensation Plan Information, page 34

13. We note your disclosure that the company does not currently have an equity compensation plan in place, yet you have filed an equity compensation plan as
Exhibit 10.4. Please
         revise for consistency and include a description of the material terms of the plan in the filing.
Report of Independent Registered Public Accounting Firm, page 40

14. We note that you have included two different audit reports of the independent registered public accounting firm in your registration statement on your financial statements for the year ended December 31, 2022. Please revise to include only the report that covers both audited periods presented in the financial statements and is dated August 15, 2023.
Statement of Operations for the Six Months Ended June 30, 2023, page 42

15. Please tell us why you do not include bad debt expense as a part of your operating expenses. Cite the accounting guidance you relied upon for your classification.
Notes to the Financial Statements for the Three and Six Months Ending June 30, 2023 and 2022
Note 8 - Related Party Transactions, page 51

16. You state here that you had accrued consulting fees of $5,000 as of December 31, 2022 while stating that you had accrued $105,000 on page 64. Please reconcile and resolve this inconsistency.
Notes to the Financial Statements for the Years Ending December 31, 2022 and
2021
Note 2 - Summary of Significant Accounting Policies, page 58

17. Please disclose your accounting policy for stock-based compensation, which includes issuance of common stock for services, as well as the options to purchase common stock.
 Bannor Michael Macgregor
FirstName LastNameBannor
American Picture House CorpMichael Macgregor
Comapany 11,
September NameAmerican
              2023        Picture House Corp
September
Page 4    11, 2023 Page 4
FirstName LastName
         In addition, provide the disclosures required under ASC 718-10-50, as applicable.
Assigned Rights to the Feature Film, Buffaloed, page 59

18. Please disclose the significant terms of the agreement under which you were assigned certain rights to the feature film, Buffaloed, including cost and future obligations. In this regard, you state on page 66 that you paid off a $130,000 debt obligation in connection with the revenue payment received for Buffaloed. In addition, tell us whether this debt obligation was reflected in your balance sheet at December 31, 2022 and where on the
         June 30, 2023 cash-flow statement the repayment is reflected. Furthermore, if the rights relating to Buffaloed were transferred to you from a related party at a cost below the fair value, provide us an analysis of whether the difference represents a capital contribution.
Produced and Licensed Content Costs, page 59

19. Describe the nature and types of production costs you capitalize and reference the accounting guidance which you rely upon in your accounting for the capitalization, amortization, and impairment of these assets. In addition, disclose the caption in the income statement where the amortization would be recorded. Refer to ASC 926-20-50-
         4A.
20. Please disclose the components of film costs (including released, completed and not released, in production, or in development or preproduction) separately for films predominantly monetized on their own and films predominantly monetized with other films and/or license agreements. Refer to ASC 926-20-50-2.
21. You state on page 65 that you began production of the feature film, The Devil's Half Acre, in August 2022. Please tell us whether the option rights allow for the production of films without being exercised. If the option was exercised, tell us why you list Devil's Half
         Acre as an option on page 5 and disclose the date and the price of the exercise, as well as resulting future obligations, which may include production timing and minimum funding requirement. If additional funding results in additional rights, describe how those additional rights would be granted.
Revenues and Costs from Services and Products, page 60

22. Please describe how you recognize revenues separately for each revenue category. The information should include:
             the description of your performance obligation(s);
             the typical duration of the contract;
             when you typically satisfy your performance obligations;
             when the customers typically obtain control of the promised goods or services;
             the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period;
             when you expect to recognize revenues from transaction price allocated to the performance obligations that were unsatisfied as of the end of the reporting period;
 Bannor Michael Macgregor
FirstName LastNameBannor
American Picture House CorpMichael Macgregor
Comapany 11,
September NameAmerican
              2023        Picture House Corp
September
Page 5    11, 2023 Page 5
FirstName LastName
             and
               the method used to recognize revenues for obligations that are satisfied over time and why such method provides a faithful depiction of the transfer of goods or services.
         Refer to ASC 606-10-50-12, and 50-17 through 50-19.
23.      Please disclose how you measure and allocate the cost of revenues.
Note 3 - Liquidity and Going Concern, page 62

24.      Please disclose the significant terms of your loan agreement with the
Company   s CEO to
         fund your month-to-month cash flow needs. Such information should include the duration of the agreement, aggregate amounts you may borrow, interest rate, and repayment terms.
         In addition, disclose the amount of the principle outstanding and the interest accrued as of each reporting date.
Note 6 - Equity
Preferred Stock, page 64

25. Please disclose whether the liquidation preference of your preferred stock is at its par value or quantify its liquidation preference. Refer to ASC
505-10-50-4.
Note 7 - Contingencies and Uncertainties
Legal and Other Matters, page 64

26. Please enhance your disclosure to describe the nature of the lawsuit in which you are named as a defendant, including the damages being sought. Refer to ASC 450-20-50-
         4(a).
Note 8 - Related Party Transactions, page 64

27. Disclose the significant terms of the consulting service arrangements you mention on page
         64 and the advisory agreement you mention on page 50.
28. Please disclose what it means to secure Bold Crayon as a development partner and designate it also as APHP Content Developer, including your rights and obligations under these arrangements.
29.      On page 65, you state that you    approved the purchase of certain
assets from Bold
         Crayon    on November 10, 2022. Please disclose the nature of the
assets you agreed to
         purchase and the terms of the purchase agreement (e.g. the transaction price and the timing).
General

30. Please note that your registration statement will become effective by operation of law 60 days from the date you initially filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may
 Bannor Michael Macgregor
American Picture House Corp
September 11, 2023
Page 6
      continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the previously discussed issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameBannor Michael Macgregor
                                                           Division of
Corporation Finance
Comapany NameAmerican Picture House Corp
                                                           Office of Trade &
Services
September 11, 2023 Page 6
cc:       Gary L. Blum, Esq.
FirstName LastName